Neovasc Announces Closing of $11.5 Million Registered Direct Offering Priced At-The-Market

VANCOUVER and MINNEAPOLIS, MN via NEWMEDIAWIRE -- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina, announced today that it has closed its previously announced registered direct offering (the "Offering") priced at-the-market under Nasdaq rules of an aggregate of 3,883,036 units (the "Units") at a price of US$ 2.97375 per Unit for aggregate gross proceeds to the Company of approximately US$11.5 million, before deducting placement agent's fees and estimated expenses of the Offering payable by the Company.

H.C. Wainwright & Co. acted as the exclusive placement agent for the Offering.

Each Unit consists of one common share of the Company and three-quarters of one warrant (each whole warrant, a "Warrant") to purchase one common share. Each Warrant entitles the holder to acquire one common share of the Company at a price of US$ 2.88 at any time prior to June 16, 2025.

After deducting the placement agent's fees and other offering expenses payable by Neovasc, the Company received net proceeds of approximately US$10.4 million. Neovasc intends to use the net proceeds from the Offering for the development and commercialization of the Neovasc Reducer™ (the "Reducer"), development of the Tiara™ (the "Tiara") and general corporate and working capital purposes.

The Units and the securities comprising the Units were offered pursuant to a shelf registration statement (including a prospectus) previously filed with and declared effective by the Securities and Exchange Commission (the "SEC") on July 13, 2018 and were qualified for distribution in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario by way of a final prospectus supplement to the Company's base shelf prospectus dated July 12, 2018. The Company offered and sold the securities in the United States only. No securities were offered or sold to Canadian purchasers.

A prospectus supplement and accompanying prospectus relating to the Offering have been filed with the SEC and are available for free on the SEC's website at www.sec.gov and are also available on the Company's profile on the SEDAR website at www.sedar.com.  Electronic copies of the final prospectus supplement and the accompanying prospectus relating to the Offering may be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue 3rd Floor, New York, NY 10022, or by calling (646) 975-6996 or by emailing placements@hcwco.com.

The Company relied upon the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the Toronto Stock Exchange will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as the Nasdaq Capital Market.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the expected use of proceeds from the Offering and expectations as to the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three months ended March 31, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.